Filed by Kite Realty Group Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company:  Inland Diversified Real Estate Trust, Inc.

Commission File No. 000-53945

The following is an investor presentation Kite Realty Group Trust will make to financial advisors, brokers and stockholders of Inland Diversified Real Estate Trust, Inc. on May 13, 2014 and may use from time to time:

Investor Presentation May 2014

Ticker: KRG Founded: 1971 Headquarters: Indianapolis, Indiana Portfolio: 62 Operating Retail 2 Operating Commercial 4 Redevelopment (1 Pending) 2 Development Under Construction 70 Total Square Footage (mm): 11.3 Operating Properties 1.3 Total Redevelopment/Development 12.6 Total GLA Annual Dividend Per Share / Yield : $0.26 / 4.2% Company Overview Kite Realty Group Trust (“Kite”) is a full-service, vertically-integrated real estate company Overview ___________________________ Source: Company filings. As of 3/31/2014. Geographic breakdown based on percentage of owned GLA. Primarily engaged in the ownership, operation, development, construction and acquisition of high-quality neighborhood and community shopping centers in selected growth markets in the U.S. Markets in the Midwest, Southeast and Texas account for approximately 98% of Kite’s operating portfolio GLA GLA 1

Proven Management Team with Value-Add History

Kite has a proven management team with extensive industry experience

Experienced Management Team

	Kite Experience	Industry Experience
John A. Kite *Chairman & CEO*	24 years	27 years
Thomas K. McGowan *President & COO*	21 years	26 years
Daniel R. Sink, CPA *EVP & CFO*	15 years	25 years

Current Value-Add Projects(1)

- Three redevelopment projects under construction totaling 408,455 gross leasable
  - 87.4% pre-leased / committed
  - Total estimated project cost of approximately $31.5 million (44% spent)
- Two development projects under construction totaling 729,576 square feet of gross leasable area
  - 73.0% pre-leased / committed
  - Total estimated project cost of approximately $153.3 million (56% spent)

Analyst Commentary

- **Transparent Company with Extensive Analyst Coverage**

"...KRG is managed by a stable team with considerable industry and company experience. The average senior management tenure at KRG is more than 14 years. KRG's management team has demonstrated development, re-development, and value-add investment skills with strong local market knowledge in its largest market."

"... Kite's entire senior management team has been with the company since before its IPO in 2004, and has significant tenure in the real estate sector. Their seniority gives them an advantage as they have built up relationships within their markets and a deep understanding of the local trends influencing their properties."

Select Assets Photo


Delray Marketplace
Delray Beach, FL


Kings Lake Square
Naples, FL


River's Edge
Indianapolis, IN
The Container Store


Parkside Town Commons
Raleigh, NC

Sources: Company filings and Wall Street research. As of 3/31/2014.
1. Excludes Courthouse Shadows, a redevelopment property pending commencement of construction.

2

Q1 2014 Earnings Summary ___________________________ Source: Company filings. FFO, as adjusted, of $0.13 per diluted common share, exceeding consensus estimates by $0.01 per share Revenue from recurring property operations increased 55% in first quarter 2014 over the first quarter of 2013 Seamlessly integrated a $300 million nine property acquisition that closed in November 2013 Same property net operating income increased 4.7% over the same period in the prior year Opened five new anchor tenants totaling 239,000 square feet Sold three non-core assets for $35.2 million in gross proceeds generating an aggregate gain of $6.7 million Increased the quarterly common share dividend by 8.3% Highlights 3 Kite produced solid first quarter results and continues to execute on its 2014 objectives

Strategic Rationale

The transaction presents a unique opportunity to combine two high-quality portfolios and transform Kite into a premier shopping center REIT

High-Quality Portfolio	
High-Quality Portfolio	• Attractive portfolio in terms of asset quality, tenant base and geography ▪ Desirable locations with higher annualized base rent ("ABR") and strong demographics (3-mile average household income of ~$71,000; 2013 population density of ~67,000) ▪ Stabilized portfolio (95.8% occupancy as of 3/31/2014) ▪ Diverse tenant base (top 10 tenants comprise ~21.3% of total ABR)
Increased Size, Scale & Diversity	• Significantly increases the size and scale of the business in core markets and provides entry into new attractive markets ▪ Number of properties increases from 70 to 130 ▪ Total portfolio size for Kite increases from 9.5 million owned square feet to 20.2 million owned square feet • Increased portfolio size provides leasing leverage with national tenants • Potential to improve operations and create value via redevelopment / development • Inland Diversified's portfolio is complementary to Kite's based on geography with approximately 43% of Inland Diversified's ABR generated from overlapping states • Provides entry into new, attractive markets for Kite such as Westchester (NY), Bayonne (NJ), Las Vegas (NV), Virginia Beach (VA) and Salt Lake City (UT); ~36% of Inland Diversified's ABR

4

Kite’s scalable platform provides for substantial G&A and operating synergies Total synergies of $17 - $19 million for the combined company Results in incremental operating expense of only $6 - $8 million Elimination of external manager contracts results in significant cost savings Reduces Kite’s G&A load as a percentage of asset base and revenues Significantly reduces Kite’s development/redevelopment exposure as a percentage of asset base and reduces Indiana concentration from 27% to 13% of 2013 ABR Cost Savings & De-Risking Strong balance sheet positions the combined company for further growth Materially improves leverage, coverage and other credit metrics Net debt to adjusted EBITDA (1) expected to improve to approximately 6.5x from 7.3x post transaction, including the contemplated non-core asset sales Well-staggered debt maturity schedule Increased operating cash flow, lower leverage and conservative dividend payout ratio will support future dividend growth Substantial increase in public float and shareholder liquidity Larger, more diversified company with a flexible balance sheet should result in a lower cost of capital and a path to an investment grade rating Enhanced Balance Sheet, Liquidity & Cash Flow Financial Rationale Transaction represents a continuation of Kite’s strategy to strengthen its balance sheet, increase its liquidity profile, generate cost savings and further de-risk its business model ___________________________ Kite calculates its Net Debt to Adjusted EBITDA ratio by taking Kite’s share of consolidated debt, after certain adjustments, and dividing that number by its prior quarter’s EBITDA annualized, after making certain adjustments thereto. Net Debt to Adjusted EBITDA, adjusted for the proposed transaction, assumes the assumption of Inland Diversified debt and repayment of certain of such debt as described herein, and uses projected 2014 EBITDA reflecting an assumed contribution thereto from the proposed transaction. Adjusted EBITDA, as calculated by Kite, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as Kite does. 5

Geographic Diversification

Pro forma for the transaction, Kite will own 130 properties comprised of 20.2 million square feet across 26 states


WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
Kite Assets
Grocery
Multi-Tenant
Commercial
Inland Diversified Assets
Grocery
Multi-Tenant
Kite Existing States
Kite New States

Portfolio by ABR (1)(2)


Commercial 2%
Grocery-Anchored 23%
Multi-Tenant 74%

Distribution by ABR (1)(2)(3)


Other 22%
FL 22%
IN 15%
TX 10%
NV 8%
NC 6%
GA 4%
NY 4%
OK 3%
AL 3%
VA 3%

Sources: Inland Diversified provided and Kite management as of 3/31/2014.
1. Includes development and redevelopment projects and Inland Diversified's announced sale of its single-tenant portfolio to Realty Income.
2. Kite excludes ground leases; Inland Diversified includes ground leases.
3. Excludes Kite's two commercial properties.

6

Pro Forma Top 10 Tenants Pro Forma Tenant Profile Overview Large national retail brands Significant diversification with no tenant representing more than 4% of ABR Kite to build upon existing and new relationships to drive performance Considerable tenant overlap provides seamless transition for Kite management Strong tenant base provides stable cash flows The combined company will have a strong, diversified tenant base           ___________________________ Sources: Inland Diversified provided and Kite management as of 3/31/2014. 7 Tenants S&P Rating Kite Inland Diversified n/a BB+ A+ B- A- n/a A- BBB+ n/a BBB

Company Objectives & Strategy Company Objectives Lower leverage and conservative balance sheet provides financial flexibility Staggered debt maturity schedule minimizes refinancing risk Strong liquidity profile Establish path to investment grade rating and reduce overall cost of capital Create larger, best-in-class retail focused REIT Selectively cull combined portfolio and redeploy capital into higher quality, growth assets Establish position as a leading company in target markets Become a “must own” company for investors Expand and refine targeted markets and enhance asset quality to improve performance Generate efficiencies through the integration of operating procedures and systems Continue to utilize development and redevelopment expertise to drive growth Kite will continue to be focused on generating strong operational performance and maintaining a conservative capital structure to drive shareholder value Operational Strategy Financial Strategy 8

Certain statements in this presentation that are not in the present or past tense or that discuss Kite’s and/or Inland Diversified’s expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite, Inland Diversified or the combined company will be those anticipated by Kite or Inland Diversified. Examples of forward-looking statements include expectations as to the timing of the closing of this transaction and the anticipated property and security dispositions intended to be made by Kite and Inland Diversified, estimated cash capitalization rates, anticipated G&A and operating synergies, the anticipated impact of the merger on net debt ratios, credit ratings, cost of capital, projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate Kite’s proposed acquisition of Inland Diversified and the timing of the closing of the proposed acquisition; and other risks and uncertainties detailed from time to time in Kite’s or Inland Diversified’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite does not undertake to update forward-looking statements except as may be required by law. Forward-Looking Statements 9

Additional Information About the Proposed Transaction In connection with the proposed transaction, Kite has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Kite and Inland Diversified that also constitutes a prospectus of Kite, which joint proxy statement will be mailed or otherwise disseminated to Kite and Inland Diversified shareholders. Kite and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Kite and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Kite with the SEC will be available free of charge on Kite’s website at www.kiterealty.com or by contacting Kite Investor Relations at 317-577-5600 or by sending a written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204. Copies of the documents filed by Inland Diversified with the SEC will be available free of charge on Inland Diversified’s website at www.inlanddiversified.com. Kite and Inland Diversified and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Kite’s executive officers and directors in Kite’s definitive proxy statement filed with the SEC on April 8, 2014. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Kite or Inland Diversified using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 10